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06050039

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alta Vista Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Stevens Avenue, Suite 308
(No. and Street)

Solana Beach (City) CA (State) 92075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Ray Bishop 858-724-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp.
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 San Diego CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alta Vista Financial, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

Alta Vista Financial, Inc.

June 30, 2006

PKF

Alta Vista Financial, Inc.
Year Ended June 30, 2006

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT AUDITORS' 1

FINANCIAL STATEMENT

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3-5

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 6
Schedule II - Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Respondent as Filed in Part II of Form X-17A-5 7
Schedule III - Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 8

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL 9-10

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Solana Beach, California

We have audited the accompanying statement of financial condition of Alta Vista Financial, Inc. as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Alta Vista Financial, Inc. as of June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

San Diego, California
July 18, 2006

PKF
PKF
Certified Public Accountants
A Professional Corporation

Alta Vista Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

Cash	$	186,804
Accounts receivable		37,067
Accounts receivable - other broker dealers		201,000
Other assets		1,860
Total assets	$	426,731

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued liabilities	$	198,104
Total liabilities		198,104
Stockholders' equity:		
Common stock		1,000
Additional paid in capital		200,000
Retained earnings		27,627
Total stockholders' equity		228,627
Total liabilities and stockholders' equity	$	426,731

The accompanying notes are an integral part of the financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alta Vista Financial, Inc. (the "Company"), was incorporated in California on June 2, 2004 and began operations January 1, 2006. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at one financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2006, the Company's uninsured cash balances at one of the institutions totaled $86,804. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

Revenue Recognition

Underwriting fee income and related expenses are recorded upon the closing of a securities offering in which the Company acts as underwriter. Other brokerage fees are recorded at the time of closing of transactions for services performed as investment bankers on municipal offerings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 8-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2006, the Company had net capital, as defined, of $189,700, which is $89,700 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 1.04 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 3- INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the amortization of start-up costs.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax asset:		
Other (start-up costs and state tax)	$	1,464
Net total deferred tax asset		1,464
Valuation allowance deferred tax asset		-
Net deferred tax assets	$	1,464

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The effective tax rate varied from the federal statutory rate of 34% for the year ended June 30, 2006 as a result of non deductible meal and entertainment expenses and the surtax exemption.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company received related party revenues and other income of as a result of transactions with entities under common ownership. The Company also paid operating expenses to a related party.

SUPPLEMENTAL INFORMATION

Alta Vista Financial, Inc.
SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15C3-1
June 30, 2006

NET CAPITAL		
Total stockholders' equity	$	228,627
Subordinated liabilities		-
		228,627
Deductions:		
Accounts receivable and other		38,927
Total deductions		38,927
Net capital before haircuts on securities positions		189,700
Haircuts on securities		-
Net capital		189,700
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (12.5% of aggregate indebtedness or $100,000, whichever is greater)		100,000
EXCESS NET CAPITAL	$	89,700
AGGREGATE INDEBTEDNESS		
Total liabilities excluding subordinated loans and liabilities secured by assets		198,104
Total aggregate indebtedness	$	198,104
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.04 to 1

Alta Vista Financial, Inc.
SCHEDULE II
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE RESPONDENT AS FILED IN PART II OF FORM X-17A-5
June 30, 2006

AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported by Respondent in Part II of Form X-17A-5 as of June 30, 2006 (Unaudited)	$	198,104
Adjustments		-
Total as computed on Schedule I	$	198,104
NET CAPITAL		
Net capital as reported by Respondent in Part II of Form X-17A-5 as of June 30, 2006 (Unaudited)	$	189,700
Audit adjustments		-
Total as computed on Schedule I	$	189,700

Alta Vista Financial, Inc.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
June 30, 2006

The Company does not effect transactions for customers, as defined in Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors' on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Alta Vista Financial, Inc.
Solana Beach, California

In planning and performing our audit of the statement of financial condition of Alta Vista Financial, Inc. (the "Company") as of June 30, 2006, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended June 30, 2006) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company for as of June 30, 2006, and this report does not affect our report thereon dated July 18, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

At June 30, 2006, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended June 30, 2006.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

PKF

San Diego, California
July 18, 2006

PKF
Certified Public Accountants
A Professional Corporation